SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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June 26, 2008	__________

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VIA EDGAR TRANSMISSION AND	TORONTO
HAND DELIVERY	VIENNA

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Wm. Wrigley Jr. Company

Preliminary Proxy Statement on Schedule 14A

Filed May 23, 2008

File No. 1-00800

Dear Mr. Schwall:

We are writing on behalf of our client, Wm. Wrigley Jr. Company (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 19, 2008 (the “Comment Letter”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 23, 2008 (the “Preliminary Proxy Statement”) in connection with the Company’s proposed merger with Mars, Incorporated (“Mars”). The Company has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

For your convenience, the responses are set forth below following the text of the paragraph of the Comment Letter to which the response relates. The responses and information described below are based upon information provided to us by the Company, its financial advisors, and Mars and its affiliates and advisors, as the case may be. Enclosed is a copy of the Amendment, which is marked to show

H. Roger Schwall

June 26, 2008

cumulative changes from the Preliminary Proxy Statement. Unless otherwise indicated, the pages referenced in response to the Staff’s comments refer to the Amendment.

General

1.	We note that proxies may be solicited by directors, officers and employees, personally or by telephone, facsimile or other means of communication, including the Internet. Please be advised that all written soliciting materials, including e-mails and any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Response: The Company respectfully advises the Staff that it intends to file all written soliciting materials, if any, with the Commission under the cover of Schedule 14A pursuant to Rules 14a-6(b) and (c) of the Securities Exchange Act of 1934, as amended.

Questions and Answers, page 8

2.	Although reference is made to the marketing period in this section, please provide a specific question and answer that further clarifies the dates contemplated and consequences associated with the marketing period. For example, please address how the marketing period could impact the closing date and timing of shareholders’ receipt of merger consideration.

Response: The Company has revised the disclosure to include a question and answer clarifying the dates contemplated and consequences associated with the marketing period. See page v of the Amendment.

The Merger, page 18

3.	Revise to disclose any material discussions between the board of directors and senior management or decisions made by the board of directors and senior management regarding possible transactions involving the company prior to the introductory meeting with Mars.

Response: The Company respectfully advises the Staff that there were no material discussions between, or decisions made by, the Company’s board of directors and senior management regarding possible change in control transactions involving the Company prior to the introductory meeting with Mars referenced on page 18 of the Amendment.

H. Roger Schwall

June 26, 2008

4.	Briefly discuss why Goldman Sachs arranged an introductory meeting between the Company and Mars. Among other things, clarify when the decision was made to meet specifically with representatives of Mars in 2006 and at whose request Goldman Sachs arranged the meeting.

Response: The Company has revised the disclosure to clarify that Goldman Sachs arranged the introductory meeting between the Company and Mars at the request of Mars and that the Company agreed to meet with Mars in April 2006. See page 18 of the Amendment.

5.	Please describe the principal persons involved in the introductory meeting between Mars and the Company.

Response: The Company has revised the disclosure to identify the principal persons involved in the introductory meeting between Mars and the Company. See page 18 of the Amendment.

6.	Please clarify the disclosure in the third paragraph on page 18. Provide more detail regarding the timing and scope of the engagement of Goldman Sachs by the Company. For example, disclose whether at the time of Mars’ April 1, 2008 contact, the Company had engaged Goldman Sachs to assist the Company in exploring possible strategic opportunities with companies other than Mars.

Response: The Company has revised the disclosure to clarify that the Company’s board of directors determined to engage Goldman Sachs as its financial advisor in connection with the proposed transaction at its meeting on April 12, 2008, and that prior to that meeting the Company had not engaged Goldman Sachs in connection with the proposed transaction or to explore comparable strategic alternatives with Mars or any other company. See page 19 of the Amendment.

7.	Please briefly disclose the financing structure alternatives that were considered by the Company’s board of directors and disclose when and why they eventually chose the structure reflected in the Merger Agreement.

Response: The Company respectfully advises the Staff that the Company’s board of directors considered only the financing structure and terms of the financing

H. Roger Schwall

June 26, 2008

commitments proposed by Mars and its financing sources (and as reflected in the merger agreement proposed by Mars) in connection with its evaluation of the transaction and the likelihood that the transaction would close and its decision to approve the merger agreement.

8.	You disclose that the board of directors of the Company authorized Goldman Sachs to indicate to Mars that the initial $76 per share offer and subsequent $77 per share offer were inadequate. Please disclose whether the Company’s board of directors at any point during negotiations, authorized the Goldman Sachs representative to indicate a specific counter proposal to the per share price offers made. If yes, please disclose the specified dollar amount or dollar range per share.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 20 of the Amendment.

9.	Disclose whether the representative of Goldman Sachs initially approached Berkshire Hathaway or whether Berkshire Hathaway initiated the contact. Provide further detail on why Berkshire Hathaway decided to become involved in the negotiations for the acquisition of the Company.

Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that Goldman Sachs initially raised with Berkshire Hathaway whether Berkshire Hathaway would be interested in meeting with Mars to discuss the possibility of Berkshire Hathaway providing financing for a potential transaction to Wrigley. In addition, the Company has revised the disclosure in response to the Staff’s comment to clarify that Berkshire Hathaway did not participate in any of the negotiation between Mars and Wrigley, and their respective advisors, with respect to the proposed merger. See pages 18 and 19 of the Amendment.

10.	We note that recognizing Goldman Sachs’ potential conflict of interest, you determined necessary hiring William Blair to prepare the fairness opinion. It is therefore unclear why you still receive a fairness opinion from Goldman Sachs. Please explain.

Response: The Company respectfully advises the Staff that the Company’s board of directors determined that, despite any potential conflicts of interest that could arise as a result of Goldman Sachs acting as a lender and placement agent in connection with the financing of the transaction, a fairness opinion by Goldman Sachs would be beneficial to the board of directors’ decision-making process in light of Goldman Sachs’ familiarity with the Company and its business and the fact that Goldman Sachs is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. The Company notes that the terms of the engagement letter with Goldman Sachs did not contain any separate or additional fee to obtain a fairness opinion from Goldman Sachs. In addition, the Company notes that its board of directors did not view the fairness opinion from William Blair as a replacement for the Goldman Sachs opinion, but instead viewed it as an additional point of view from a nationally recognized investment banking firm.

H. Roger Schwall

June 26, 2008

Thus, the Company’s board of directors considered Goldman Sachs’ potential conflict of interest in evaluating the fairness opinion of Goldman Sachs, but concluded that securing the Goldman Sachs fairness opinion was a value-added step in its decision-making process.

11.	Briefly discuss what was discussed during the meeting between Mr. Wrigley, Jr. and a representative of Berkshire Hathaway on April 22, 2008. Also disclose whether Mr. Wrigley, Jr., obtained the permission of the board before meeting the representative.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 20 of the Amendment.

12.	We note that on April 23, 2008, Mr. Wrigley, Jr. met with John Mars and Forrest Mars, Jr., owners of Mars. Briefly discuss what was discussed during the meeting and disclose whether Mr. Wrigley, Jr. obtain the permission of the board before starting his communications with the Mars.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 20 and 21 of the Amendment.

13.	In your disclosure regarding the April 25, 2008 meeting, we note that among other things, Mars was no longer requiring a voting agreement from Mr. Wrigley as a condition to the merger. Please disclose the reasons for this change and disclose whether or not a voting agreement from the Wrigley Private Trust Company continued to be a condition to the merger.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 21 and 22 of the Amendment.

14.	Briefly discuss on page 22 the financial commitments of Goldman Sachs Credit Partners L.P. and of JPMorgan or provide a cross-reference to a section of the filing where you describe the commitments in more detail.

Response: The Company has revised the disclosure to include a cross-reference to the section of the Amendment where the financing commitments are described in more detail. See page 23 of the Amendment.

15.	On page 22, we note the statement, “Upon reconvening, Mr. Wrigley, Jr. reported that Mars had amended its proposal to provide for a single

H. Roger Schwall

June 26, 2008

reverse termination fee.” Please clarify whether this fee replaced the termination fees due to Wrigley in the event of a termination, which are discussed on page 21.

Response: The Company has revised the disclosure to clarify that the single reverse termination of $1 billion payable to the Company in certain circumstances replaced the termination fees due to Wrigley in the event of a termination that are discussed on page 21 of the Amendment. See pages 22 and 23 of the Amendment.

Form of Proxy Card

16.	Please revise the form of proxy card to clearly indicate that it is a preliminary copy.

Response: The Company has revised the form of proxy card to clearly indicate that it is a preliminary copy.

Company Acknowledgement

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In connection with responding to the Staff’s comments, a written statement from the Company is included as Exhibit A to this letter.

* * * * *

H. Roger Schwall

June 26, 2008

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (312) 407-0820 or L. Byron Vance III at (312) 407-0841 with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407- 8514.

Very truly yours,

/s/ William R. Kunkel
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Malovany (Wm. Wrigley Jr. Company)

L. Byron Vance III (Skadden, Arps, Slate, Meagher & Flom LLP)

Carmen Moncada-Terry (Securities and Exchange Commission)

Mellissa Campbell Duru (Securities and Exchange Commission)

Exhibit A

STATEMENT

This statement is made as of June 26, 2008, by Wm. Wrigley Jr. Company, a Delaware corporation (the “Company”) in connection with the filing of its revised preliminary proxy statement and any further revisions thereto (the “Revised Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2008.

As requested by the staff of the Division of Corporation Finance of the Commission in its comment letter to the Company, dated June 19, 2008, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WM. WRIGLEY JR. COMPANY

By:	/s/ Howard Malovany
Howard Malovany
Senior Vice President, Secretary and General Counsel